U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Angiotech Pharmaceuticals Inc. / CN/

(Name of Issuer)

Common Shares

(Title of Class of Securities)

034918102

(CUSIP Number)

February 15, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act (however, see
the Notes).

CUSIP No. 034918102

_____

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

    Natcan Investment Management Inc.

_____

2) Check The Appropriate Box If a Member of a Group (See Instructions)

(A) [ ]
(B) [ ]

_____

3) SEC Use Only

_____

4) Citizenship or Place of Organization

    Province of Quebec (Canada)

_____

Number of Shares Beneficially Owned by Each Reporting Person With:

5) Sole Voting Power	4,087,324
6) Shared Voting Power	0
7) Sole Dispositive Power	4,087,324
8) Shared Dispositive Power	0

9) Aggregate Amount Beneficially Owned by Each Reporting Person

    4,087,324

_____

10) Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    [ ]

_____

11) Percent of Class Represented by Amount in Row (9)

    4.80%

_____

12) Type of Reporting Person (See Instructions)

    IA

_____

Item 1.
(a) Name of Issuer:

      Angiotech Pharmaceuticals Inc.

(b) Address of Issuer's Principal Executive Offices:

      1618 Station Street
      Vancouver, British Columbia
      V6A 1B6
      Canada

Item 2.
(a) Name of Person Filing:

      Natcan Investment Management Inc.

(b) Address of Principal Business Office or, if none, Residence:

      1100 University, Suite 400
      Montreal, Quebec
      H3B 2G7
      Canada

(c) Citizenship:

      Canada

(d) Title of Class of Securities:

      Common Shares

(e) CUSIP Number:

      034918102

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

    (a) [ ] Broker or dealer registered under Section 15 of the Act
    (b) [ ] Bank as defined in section 3(a)(6) of the Act
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
    (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
    (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

    [X] If this statement is filed pursuant to 13d-1(c), check this box

Item 4. Ownership:

  (a) Amount Beneficially Owned: 4,087,324

(b) Percent of Class: 4.80%

(c) Number of Shares as to which such person has:

      (i) Sole power to vote or direct the vote: 4,087,324

      (ii) Shared power to vote or direct the vote: 0

      (iii) Sole power to dispose or direct the disposition of: 4,087,324

      (iv) Shared power to dispose or direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof
the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities check the following **[X]**

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Natcan Investment Management Inc. acts as an investment advisor on behalf
of many institutional clients.

**Item 7. Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on By the Parent Holding Company**

       n/a

Item 8. Identification and Classification of Members of the Group

       n/a

Item 9. Notice of Dissolution of Group

       n/a

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held for the
purpose of or with the effect of changing or influencing the control of the
issuer of the securities and were not acquired and are not held in connection
with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true, complete and correct.

        Natcan Investment Management, Inc.

        By: /s/ Christina Milonopoulos
        Title: Manager, Legal Affairs

Date: February 19, 2008